Exhibit 2.8

US SEARCH.com Inc.

5401 Beethoven Street

Los Angeles, California 90066

April 1, 2003

Parker S. Kennedy

Kenneth D. DeGiorgio

The First American Corporation

1 First American Way

Santa Ana, California 92707

Gentlemen:

This letter sets forth our agreement with respect to your notice, dated March 30, 2003 (the “Notice”), to US SEARCH.com Inc. (the “Company”) regarding an alleged material breach by the Company of that certain Agreement and Plan of Merger, dated December 13, 2002, to which the Company and The First American Corporation (“First American”) are a party (the “Merger Agreement”). A copy of the Notice is attached as Exhibit A to this letter agreement.

The Company represents and warrants to First American that except with respect to the Bonuses (as defined below), from and including the date of the Merger Agreement to and including the date of this letter agreement, the Company has not granted, has not accrued for, has not agreed or otherwise promised to pay any employee, officer or director of the Company any bonus (including any discretionary bonus awarded under the terms of any employment agreement) in addition to the base compensation payable to such person as of the date of the Merger Agreement or if such person began service with the Company subsequent to the date of the Merger Agreement, as of the date on which such service began, excluding for purposes of this letter agreement cash and stock consideration paid to non-employee directors of the Company as previously disclosed to First American and stay-bonuses paid to employees of Professional Resource Screening, Inc. prior to the date of this letter agreement (the “Bonus Representation”). For the avoidance of doubt, reimbursement of reasonable business expenses and the payment of sales commissions to salespeople of the Company in the Ordinary Course (as defined in the Merger Agreement) shall not be deemed a bonus for purposes of the Bonus Representation.

The Company and First American agree as follows:

1.	Subject to the terms of this letter agreement, pursuant to Section 6.1 of the Merger Agreement, First American hereby consents to the granting by the Company of bonuses to the following individuals, and only to the following individuals, in an amount not to exceed the amount set forth opposite his or her name below (each such bonus a “Bonus” and, collectively, the “Bonuses”):

The First American Corporation

April 1, 2003

Brent Cohen	$400,000
Jake Mendelsohn	$125,000
David Wachtel	$125,000
Richard Heitzmann	$100,000
Robert Schwartz	$50,000
Jeffrey Watts	$50,000
Karol Pollock	$50,000.

2.	The Company may pay up to 50% of each Bonus in cash (the “Cash Bonus”). For the avoidance of doubt, no more than 50% of each Bonus shall be paid in cash.

3.	That portion of each Bonus that is not paid in cash shall be paid in common stock of the Company, valued as determined by the board of directors of the Company (the “Stock Bonus”).

4.	The Cash Bonus and the Stock Bonus shall be paid on or prior to the fifth calendar day following the date on which the proxy contemplated by the Merger Agreement is mailed to the Company’s stockholders.

5.	Except for the Bonuses listed in paragraph 1, above, the Company shall not pay, agree or otherwise promise to pay, or accrue for any bonus (including any discretionary bonus awarded under the terms of any employment agreement) in addition to the base compensation payable to such person as of the date of the Merger Agreement or if such person began service with the Company subsequent to the date of the Merger Agreement, as of the date on which such service began. For the avoidance of doubt, reimbursement of reasonable business expenses and the payment of sales commissions to salespeople of the Company in the Ordinary Course shall not be deemed a bonus for purposes of this letter agreement.

6.	First American hereby withdraws the Notice.

7.	In the event of a breach of this letter agreement (whether or not material) or the Bonus Representation (whether or not material), First American shall have the right to terminate the Merger Agreement by written notice to the Company with the effects described in Section 10.2 of the Merger Agreement, in addition to any legal or equitable remedies available to it; provided, however, payment of bonuses of less than $25,000 in the aggregate to individuals not listed in paragraph 1, above, shall not be deemed a breach of this letter agreement.

8.	The consent contained in paragraph 1 of this letter agreement is a one-time waiver only, is made only with respect to the specific provision of the Merger Agreement referenced therein and is made only to the extent and for the limited purposes described herein. Such consent shall not be construed as a waiver for any purpose other than as expressly set forth herein and shall not constitute an agreement or

The First American Corporation

April 1, 2003

obligation on the part of First American or any of its affiliates to grant any other or future consent or waiver, or prevent any of them from enforcing any right or remedy under the Merger Agreement or otherwise with respect thereto. Except as expressly set forth in this letter agreement, each of First American and the Company reserves all rights it may have under the Merger Agreement. Except as expressly modified by this letter agreement, the Merger Agreement shall continue to be and remain in full force and effect in accordance with its terms.

Please indicate your agreement with the foregoing by countersigning below.

Sincerely yours,

US SEARCH.com Inc.

By:	/s/ Brent Cohen
Name: Brent Cohen Title: Chief Executive Officer

Acknowledged and agreed:

THE FIRST AMERICAN CORPORATION

By:	/s/ Kenneth D. DeGiorgio
Name: Kenneth D. DeGiorgio Title: Vice President